Filed pursuant to Rule 424(b)(5)

Registration No. 333-280685

PROSPECTUS SUPPLEMENT

(To prospectus dated August 29, 2024 and

prospectus supplements dated August 30, 2024 and March 21, 2025)

Up to $75,000,000

Common Stock

This prospectus supplement (this “Prospectus Supplement”) amends and supplements the prospectus supplement dated August 30, 2024, and the prospectus supplement dated March 21, 2025 (together, the “ATM Prospectus”). This Prospectus Supplement should be read in conjunction with the ATM Prospectus and the accompanying base prospectus dated August 29, 2025, filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-280685) (the “Registration Statement”), relating to the offer and sale of shares of our common stock from time to time pursuant to the terms of the At the Market Offering Agreement dated as of August 30, 2024 (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), acting as sales agent or principal. This Prospectus Supplement is qualified by reference to the ATM Prospectus, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus. This Prospectus Supplement is not complete without and may only be delivered or utilized in connection with the ATM Prospectus, and any future amendments or supplements thereto.

We are filing this Prospectus Supplement to amend the ATM Prospectus to increase the amount of shares of our common stock, $0.001 par value per share that we may offer and sell through the Sales Agent pursuant to the ATM Agreement to $75,000,000, which does not include the approximately $55 million of shares that were previously sold pursuant to the ATM Agreement as of the date of this Prospectus Supplement.

Sales of common stock, if any, under this Prospectus Supplement and the ATM Prospectus may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on or through NYSE American Stock Exchange ( “NYSE American”), the existing trading market for our common stock, or any other existing trading market in the Unites States for our common stock, sales made to or through a market maker other than on an exchange or otherwise, directly to the Sales Agent as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or in any other method permitted by law. The Sales Agent is not required to sell any specific number or dollar amount of shares, but will act as sales agent on a commercially reasonable efforts basis consistent with its normal trading and sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

Our common stock is listed on NYSE American under the symbol “WWR.” On October 16, 2025, the last reported sale price of our common stock on the NYSE American was $2.10 per share.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page S-6 of the ATM Prospectus, as well as the risks set forth in our most recent Annual Report on Form 10-K and the other reports we file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, which are incorporated by reference into this prospectus supplement and the ATM Prospectus, for a discussion of certain risks that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the ATM Prospectus, this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is October 17, 2025.